Security Intelligence Technologies, Inc.
145 Huguenot Street, New Rochelle, NY 10801
914-654-8700

February 26, 2008

via Edgar

Mr. Terence O’Brien
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Security Intelligence Technologies, Inc.
Form 10- KSB for the fiscal year ended June 30, 2006
File No. 0-31779

Dear Mr. O’Brien:

In response to the Commission’s letter of comments dated February 7, 2008, we have the following responses to the staff’s comments:

Form 10-KSB for the Year Ended June 30, 2007

General

1.
We note you have not filed a Form 8-K since November 21, 2005. We remind you that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1 - 6 and 9 of Form 8-K.

Registrant’s Answer -No material events have occurred, since November 21, 2005 that require the filing of a Form 8-K. We have again reviewed the requirements in Sections 1 - 6 and 9 for Form 8-K and will timely file Form 8-K for any material events that occur in the future.

Liquidity and Capital Resources, page 24

2.
You disclosed you borrowed $494,000 from private investors and the debt matures June 30, 2010. In future filings please disclose the material covenants for this agreement. Furthermore, if you were not in compliance with your covenants as of the reporting period, please tell us what consideration was given to current classification of this debt on the balance sheet. Refer to EITF 86-30 for guidance.

Registrant’s Answer - The agreement has no material covenants, matures on June 30, 2010 and accordingly has been classified as long-term debt.

Note 17. Commitments and Contingencies, page F-21.

3.
We have read your disclosures pertaining to your litigation matters. Although you believe that you have a valid defense to several of the claims against you, we remind you that if it is probable that you will incur a loss and the amount of the loss can be reasonable estimated the loss should be accrued by a charge to income. For the wage and hour claim, and matters involving Munir Sukhtian Group Co., 444 Madison, LLC, Allan Dunteman and Zarco Einhorn Salkowski & Britto, El Mundo Co., Formosa Forensic Analysis Technology Inc., and the other matters in which the total amount claimed is approximately $1.4 million tell us and revise future filings to include whether it is reasonable possible that losses will be incurred and the possible range of loss or state that such amounts cannot be estimated. Refer to paragraph 8 - 10 SFAS 5. Your response and disclosure in future filings should clarify if an accrual has been recorded for the pending claims.

Registrant’s Answer - We have referred to paragraphs 8 - 10 of SFAS 5 and have the following responses regarding the legal matters referenced above. We will disclose in future filings whether it is reasonable possible to determine if losses will be incurred and the possible range of loss or, if we are unable to determine the amount or range of the loss we will state that such amounts cannot be estimated. Additionally we will disclose if an accrual has been recorded for any pending claims.

Wage and Hour Claim - The judgment of $161,377 has been accrued and charged to  income as of June 30,  2007.

Munir Sukhtian Group Co. - This legal action demands a refund of a $105,000 deposit  previously paid. This deposit is reflected in our current liabilities under the caption  Customer deposits as of June 30, 2007. It is not reasonable possible to determine if  additional losses will be incurred.

444 Madison, LLC - The default judgment of $229,990 plus interest of approximately  $50,000 have been accrued and charged to income as of June 30, 2007.

Allan Dunteman and Zarco Einhorn Salkowski & Britto - It is not reasonable possible to  determine if any losses will be incurred.

El Mundo Co. - It is not reasonable possible to determine if any losses will be  incurred.

Formosa Forensic Analysis Technology Inc. - This legal action demands a refund of a  $64,800 deposit previously paid and additional damages in an amount to be determined  by the Court. This deposit is reflected in our current liabilities under the caption  Customer deposits as of June 30, 2007. It is not reasonable possible to determine if  additional losses will be incurred.

* * * *

We understand we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff and endeavor to be certain that they have provided all information investors require. Since we are in possession of all facts relating to a company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we make.

We acknowledge that the company that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have been advised that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to their comments on our filing.

If you have any questions, please do not hesitate to contact Chris R. Decker, Chief Financial Officer at (914) 654-8700, ext. 228.

Very truly yours,

/s/: Ben Jamil
Ben Jamil
Chief Executive Officer

/s/: Chris R. Decker
Chris R. Decker
Chief Financial Officer